EXHIBIT 99.1

TransAlta Joins Other Water Licence Holders and the Alberta Government to collaborate on flow management on the Bow River System

CALGARY, Alberta, April 19, 2024 (GLOBE NEWSWIRE) -- TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA) (NYSE: TAC) announced today that it has signed onto a voluntary water-sharing memorandum of understanding (“MOU”) with over thirty other water licence holders in the Bow River Basin.

Water-sharing MOUs have been initiated by the Government of Alberta, across Southern Alberta, to coordinate water needs in what is expected to be a lower water year.

Due to its role managing water storage and water flows in the Bow River system for power generation, drought prevention and flood control, the Company is collaborating with other downstream water licence holders to manage water flows.

TransAlta will contribute to this effort by maximizing storage of run-off in the spring and then use that water to manage river flows during the summer. The MOUs do not include TransAlta’s facilities on the North Saskatchewan River system.

“TransAlta recognizes the unique role our Bow River system plays in managing water flows while also serving as a key component of Alberta’s electricity grid. We look forward to working with the Government and downstream licence holders to maximize water storage in the spring and sustain water flow during the summer months to help mitigate drought conditions, should they occur,” said Blain van Melle, Executive Vice President, Commercial and Customer Relations.

TransAlta expects these water management efforts during the spring and summer seasons to align with its electricity generation objectives and practices. The Company does not expect this voluntary arrangement to have a material impact on the performance of TransAlta’s hydro fleet and hydro operations are expected to perform consistent with the Company's guidance range for 2024 based on current water forecasts. TransAlta continues to retain full capacity and capability to respond when these hydro facilities are needed by the electricity grid and will continue to meet environmental obligations.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydro-electric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as “plans”, “expects”, “proposed”, “will”, “anticipates”, “develop”, “continue”, and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to the anticipated benefits arising from the MOU (as defined above); collaboration with other downstream water licence holders to manage water flows; impacts on the performance of TransAlta’s hydro fleet and hydro operations; and expected to performance of the hydro fleet and hydro operations consistent with 2024 guidance range. These forward-looking statements are not historical facts but are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made, including, but not limited to water flows in the Bow River system forecasts; and the political and regulatory environments not changing significantly. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: adverse changes to water flows in the Bow River system for power generation; changes in market power and gas prices; cybersecurity breaches; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost or at all); changes in prevailing interest rates, currency exchange rates and inflation levels; armed hostilities; general economic conditions in the geographic areas in which TransAlta operates; and other risks and uncertainties discussed in the TransAlta’s materials filed with the securities regulatory authorities from time to time and as also set forth in the TransAlta’s MD&A and Annual Information Form for the year ended Dec. 31, 2023. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management’s current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com